UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BREEZE-EASTERN CORPORATION

(Name of Subject Company)

BREEZE-EASTERN CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

106764103

(CUSIP Number of Class of Securities)

Mark M. McMillin

General Counsel and Corporate Secretary

Breeze-Eastern Corporation

35 Melanie Lane

Whippany, New Jersey

Telephone: (973) 602-1001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

COPIES TO:

Mitchell S. Presser, Esq.

Doug Bacon, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

(212) 277-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Breeze-Eastern Corporation (the “Company”) by TransDigm Group Incorporated (“TransDigm”) pursuant to the terms of that certain Agreement and Plan of Merger, dated November 18, 2015, by and among TransDigm, Hook Acquisition Sub Inc., an indirect, wholly owned subsidiary of TransDigm, and the Company: (i) a letter to Company employees and (ii) a letter to certain Company customers and suppliers, each of which was sent by Brad Pedersen, the Company’s President and Chief Executive Officer. These items were first used or made available on November 19, 2015.

November 19, 2015

To All Breeze-Eastern Employees,

Earlier this morning TransDigm and Breeze-Eastern Corporation announced a definitive agreement for TransDigm to acquire Breeze-Eastern. As you are likely aware, TransDigm is a leading global designer, producer and supplier of highly engineered aircraft components, systems and subsystems for use on nearly all commercial and military aircraft in service today. It is a multi-billion dollar manufacturer of specialty aerospace components with 31 separate business groups and facilities in more than 15 states and 10 countries. TransDigm‘s headquarters are located in Cleveland, Ohio and it has a track record of allowing each of their businesses to operate independently.

Throughout the course of our discussions with TransDigm, it has become evident to us that both companies share a common philosophy of developing highly engineered products that are vital to mission success.

The transaction remains subject to customary closing conditions, including the tender of a majority of the outstanding shares of Breeze-Eastern to TransDigm and the parties’ receipt of all required regulatory approvals. Until the closing of the transaction, we know that the entire Breeze-Eastern organization will continue to strive to produce the world’s best hoists, hooks and winches and operate Breeze-Eastern as we have for the past 70 years.

We understand that change is never easy, but the financial and market strength of TransDigm should allow Breeze-Eastern to grow and to continue to develop new products.

Please be assured that the Breeze-Eastern management team is committed to making this transition as smooth as possible and we will regularly communicate what if any impact the acquisition has on our business.

Sincerely,

/s/ Brad Pedersen

Brad Pedersen

President and CEO

35 Melanie Lane – Whippany, New Jersey 07981 – Phone: 973.602.1001 – Fax: 973.739.9333 – www.breeze-eastern.com

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this document, other than just purely historical information, including estimates, projections and statements relating to Breeze-Eastern Corporation’s (the “Company”) business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions. The Company has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the tender, merger and the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC, including the Company’s most recent Annual Report on Form 10K for the fiscal year ended March 31, 2015, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by TransDigm Group Incorporated (“Parent”) and the Solicitation/Recommendation Statement to be filed by the Company in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

This letter is not an offer to purchase or a solicitation of an offer to sell securities of the Company. The planned tender offer by Hook Acquisition Sub Inc. for all of the outstanding shares of common stock of the Company has not been commenced. On commencement of the tender offer, an offer to purchase and related materials will be filed with the SEC and the Company intends to file relevant materials with the SEC, including a solicitation/recommendation statement on Schedule 14D-9. SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, and may obtain documents filed by the Company free of charge from the Company’s website (www.breeze-eastern.com) under the heading “SEC Filings” within the “Investor Relations” portion of the Company’s website.

35 Melanie Lane – Whippany, New Jersey 07981 – Phone: 973.602.1001 – Fax: 973.739.9333 – www.breeze-eastern.com

November 19, 2015

Earlier this morning TransDigm and Breeze-Eastern Corporation announced a definitive agreement for TransDigm to acquire Breeze-Eastern. As you are likely aware, TransDigm is a leading global designer, producer and supplier of highly engineered aircraft components, systems and subsystems for use on nearly all commercial and military aircraft in service today. It is a multi-billion dollar manufacturer of specialty aerospace components with 31 separate business groups and facilities in more than 15 states and 10 countries. TransDigm’s headquarters are located in Cleveland, Ohio and it has a track record of allowing each of their businesses to operate independently.

Please note that the transaction remains subject to customary closing conditions, including the tender of a majority of the outstanding shares of Breeze-Eastern to TransDigm and the parties’ receipt of all required regulatory approvals. Be assured that we will continue to work hard to produce the world’s best hoists, hooks and winches and operate Breeze-Eastern as we have for the past 70 years and to ensure the anticipated transition in ownership does not interfere with any existing contracts and commitments.

We thank you for your continued support of Breeze-Eastern.

Sincerely,

/s/ Brad Pedersen

Brad Pedersen

President and CEO

35 Melanie Lane – Whippany, New Jersey 07981 – Phone: 973.602.1001 – Fax: 973.739.9333 – www.breeze-eastern.com

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this document, other than just purely historical information, including estimates, projections and statements relating to Breeze-Eastern Corporation’s (the “Company”) business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions. The Company has identified some of these forward-looking statements with words like “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” or “potential,” the negatives of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the planned completion of the tender, merger and the transaction. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the offer; the possibility that competing offers or acquisition proposals will be made; uncertainties as to the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; legislative and regulatory activity and oversight; and other risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC, including the Company’s most recent Annual Report on Form 10K for the fiscal year ended March 31, 2015, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, as well as the tender offer documents to be filed by TransDigm Group Incorporated (“Parent”) and the Solicitation/Recommendation Statement to be filed by the Company in connection with the tender offer. The reader is cautioned to not unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise any forward-looking statement as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

This letter is not an offer to purchase or a solicitation of an offer to sell securities of the Company. The planned tender offer by Hook Acquisition Sub Inc. for all of the outstanding shares of common stock of the Company has not been commenced. On commencement of the tender offer, an offer to purchase and related materials will be filed with the SEC and the Company intends to file relevant materials with the SEC, including a solicitation/recommendation statement on Schedule 14D-9. SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, and may obtain documents filed by the Company free of charge from the Company’s website (www.breeze-eastern.com) under the heading “SEC Filings” within the “Investor Relations” portion of the Company’s website.

35 Melanie Lane – Whippany, New Jersey 07981 – Phone: 973.602.1001 – Fax: 973.739.9333 – www.breeze-eastern.com